July 15, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	NuPathe Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 9, 2010 File Number: 333-166825
Dear Mr. Riedler:
On behalf of NuPathe Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 14, 2010, to Jane H. Hollingsworth with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).
In response to your letter, the Company supplementally advises the Staff that, based on discussions between the Company and the underwriters, the estimated initial public offering price per share will be between $14.00 and $16.00, after giving effect to a 1-for-8.0149 reverse stock split that was approved by the board of directors of the Company on July 14, 2010 and will be effected prior to the closing of the offering, subject to stockholder approval. The Company intends to reflect this estimated price range and the reverse stock split in the next amendment to its Registration Statement to be filed before printing preliminary prospectuses and beginning the road show. In addition, set forth below are your comments in bold followed by the Company’s responses. For the convenience of the Staff’s review, copies of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked to reflect changes against Amendment

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

No. 2, will be delivered to Mr. Bryan J. Pitko when Amendment No. 3 is filed.
Form S-1
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 44
1.	We acknowledge your response to comment one. We will hold off on evaluating your common stock valuation until your anticipated IPO price of $2.25 per share is confirmed. Once the IPO price or range is available please address the following:
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as noted above, Amendment No. 3 will set forth an estimated initial public offering price per share between $14.00 and $16.00, after giving effect to a 1-for-8.0149 reverse stock split. The Company understands that the Staff may have additional comments upon the review of the estimated price range.
•	The factors you considered in concluding that the fair value of your common stock did not increase in value from when you successfully completed the Phase I proof of concept study for Zelrix during the first quarter of 2008 to when you successfully completed the Phase III clinical trial for Zelrix in July 2009;
Response: The Company respectfully advises the Staff that the estimated fair value of the Company’s common stock increased from $0.18 per share in the first quarter of 2008 to $0.24 per share through July 2009 when the Phase III clinical trial for Zelrix was completed. As disclosed on page 48 of Amendment No. 2, the successful completion of the Phase I proof of concept study for Zelrix in the first quarter of 2008 is identified as a reason for the increase in the aggregate equity value that increased the estimated fair value of our common stock from $0.18 to $0.24 per share. The Company issued 115,000 options to purchase shares of common stock on February 11, 2008. The final report for the proof of concept study was not released until after February 11, 2008.
•	The factors you considered in concluding that the successful completion of the Phase III clinical trial for Zelrix alone contributed to an 838% increase in the value of your common stock per share;
Response: The Company respectfully acknowledges that, in all likelihood, the fair value of its common stock increased from $0.24 at the time it successfully completed the Phase III clinical trial for Zelrix in July 2009. Following the successful completion of the Zelrix Phase III trial, the Company issued to two new employees and two directors of the Company options to purchase, in the aggregate, only 49,000 shares of common stock at an exercise price of $0.24 per share in the second half of 2009. No other options have been granted from the time the Company completed the Phase III trial through the date hereof, except for options that were recently granted that will become effective upon the effective date of the Registration Statement with an exercise price equal to the initial public offering price.

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

The Company did not undertake an independent third party valuation of its common stock when it issued the options in the second half of 2009. The Company believed that any potential impact of the increase in the estimated fair value of the Company’s common stock used in determining the grant-date fair value of the options would be minimal and would not have had a material impact on stock-based compensation expense or the Company’s results of operations given the limited number of options granted. In the Company’s response letter to the Staff dated June 15, 2010, the response provided to comment 12 was attempting to illustrate a “worst case scenario” whereby even if the Company used a fair value as high as $2.25 per share (on a pre-reverse split basis), which is an amount that is greater than the $1.87 mid-point of the estimated IPO price range (on a pre-reverse split basis), the total incremental charge would have been $113,000, which would be expensed in four annual installments of $28,000. This $28,000 amount is immaterial with respect to the net loss of $15.9 million the Company reported for 2009. The use of $2.25 per share was not intended to represent, nor does the Company believe that this value represents, the estimated fair value of the Company’s common stock at any time during 2009. We believe that had the Company undertaken an independent third party valuation of its common stock in connection with the 49,000 options that were issued in the second half of 2009, such valuation would have been greater than $0.24 and less than the $0.93 per share at which its preferred stock was sold subsequent to July 2009.
The Company also respectfully acknowledges that there were certain other events and circumstances that affected the fair value of its common stock that occurred between July 8, 2008, the valuation date set forth in the independent third party valuation report received by the Company from Siwicki Greenberg, LLC (“S&G”), which valued the Company’s common stock at $0.24 per share, and today when the mid-point of the estimated IPO price range is $1.87. The Company undertook the valuation performed by S&G in July 2008 because the Company had contemplated making material grants of options to purchase shares of common stock upon the closing of the sale of 19,632,019 shares of Series B preferred stock on July 8, 2008, which financing was co-led by two new investors, and the conversion of 2,688,171 shares of Series A preferred stock into the same number of Series B preferred stock. Specifically, the Company believes that the increase in fair value reflected between the value of the Company’s common stock on July 8, 2008 and the mid-point of the estimated IPO price range is primarily the result of the following factors:
•	The continued development of Zelrix since July 2008, including:
•	the initiation and subsequent successful completion of a pivotal Phase III clinical trial in July 2009;

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

•	the completion of enrollment of patients and, through June 30, 2010, treatment of over 6,250 migraines in two ongoing open label Phase III long-term safety trials;

•	the commencement of two additional pharmacokinetic trials, which were initiated in December 2009 and February 2010;

•	the July 2010 notification by the FDA that the skin sensitization data the Company is collecting during its two Phase III safety trials has the potential to be sufficient for product labeling, subject to review by the FDA as part of the NDA for Zelrix, without the need to conduct a separate skin sensitization study;

•	the Company’s execution of the equipment funding agreement with LTS Lohman Therapie-Systeme AG (“LTS”) on June 1, 2010, whereby LTS began the purchasing, development and construction of the equipment necessary to produce the Company’s commercial supply of Zelrix; and

•	the Company’s recent determination that it believes it will submit an NDA for Zelrix in the fourth quarter of 2010.
•	The advancement of the Company’s NP201 product candidate since July 2008, including:
•	the completion of a proof of concept study in a well-accepted animal model for Parkinson’s disease;

•	the Company’s execution of a license agreement with SurModics Pharmaceuticals, Inc., on September 23, 2009, whereby the Company received an exclusive worldwide license to certain of Surmodics intellectual property;

•	the completion of a pre-IND meeting with the FDA in the first quarter of 2010; and

•	the Company’s recent determination that it believes it will submit an IND for NP201 in the first half of 2011.

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

•	The advancement of the Company’s NP202 product candidate, including:
•	the commencement of the development of prototype products for NP202;

•	the commencement of pre-IND activities for NP202; and

•	the Company’s recent determination that it believes it will submit an IND for NP202 in 2012.
•	The Company believes that when the independent third party valuation was performed in July 2008, general market conditions (both private and public) were extremely negative. The Company believes that the markets have demonstrated a significant improvement. Notably, the AMEX Biotechnology Index has increased by approximately 36% from July 8, 2008 through July 14, 2010.

•	The Company also believes that it is reasonable to expect that the completion of its IPO will result in a significant increase in liquidity and stockholders’ ability to sell shares of common stock in the public markets. In addition, upon the closing of the IPO, the preferred stock currently outstanding will automatically convert into shares of common stock and, as a result, the common stock will not be subject to any preferred preferences, rights or protections upon closing.
In its next amendment to its Registration Statement, the Company will include the additional disclosure substantially as set forth on Appendix A hereto, which provides a discussion of each significant factor contributing to the difference between the $0.24 per share price and the $1.87 mid-point of the estimated IPO price range. The disclosure set forth on Appendix A will be inserted immediately after the stock-based awards table set forth on page 49 of Amendment No. 2 and before “Results of Operations.”
•	The preference and the dividend rights do not appear to be sufficient to support the difference in fair value between the common stock per share and the preferred stock per share given the one-to-one conversion ratio. Please quantify and reconcile for us the difference in fair value between your common and preferred stock;
Response: The Company respectfully advises the Staff that, as disclosed on page 48 of Amendment No. 2, the aggregate equity value of the Company was allocated between the common stock and preferred stock using a call option pricing method under which the fair value of the common stock represented the expected future returns to the common stockholders after taking into consideration the aggregate liquidation preferences of the preferred stock. As of both the July 8, 2008 and

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

December 31, 2006 valuation dates, the then liquidation preference of the preferred stock exceeded the aggregate equity value of the Company such that the common stock had no current intrinsic value. Therefore the valuations allocate aggregate equity value between the preferred and common based on as series of call options on the future value of the Company as follows:
July 8, 2008

	Incremental	% allocated to	Value attributable
	Fair value	common	to common
			stockholders
First to second option	$11,340,000	0%	$0
Second to third option	3,430,000	0%	0
Third option	15,420,000	10.7%	1,650,000

	$32,190,000		$1,650,000

Common shares outstanding			4,499,000

Fair value per common share			$0.37

Fair value per common share after 35% illiquidity discount			$0.24

December 31, 2006

	Incremental	% allocated to	Value attributable
	Fair value	common	to common
			stockholders
First to second option	$4,515,00	0%	$0

Second option	3,985,000	27.6%	1,100,000

	$8,500,000		$1,100,000

Common shares outstanding			4,042,000

Fair value per common share			$0.27

Fair value per common share after 35% illiquidity discount			$0.18

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

As a result of liquidation preferences, at a higher future equity value the preferred shareholders would receive a substantial portion of the Company’s value in the event of the dissolution or liquidation of the Company, such as in a sale of the Company.
•	The accounting effect of issuing preferred shares at a discount if preferred shares were being sold at $0.93 while the common stock was being valued at $2.25 in July, 2009; and
Response: The Company respectfully advises the Staff that, as discussed above in response to the second bullet of this comment, the Company did not intend to represent that the fair value of the Company’s common stock was $2.25 per share in July 2009. The Company believes that the Series B preferred stock which was sold at $0.93 per share was issued at a premium to the then fair value of common stock.
•	Whether the companies you selected under the market-based approach held the same or similar number of product candidates for the same indication and in the same research and development phase as you do.
Response: The Company respectfully advises the Staff that the 12 comparable publicly traded companies that the Company selected under the market-based approach shared similar characteristics with the Company. The selection process focused on life science companies with drug candidates in the later stages of clinical development in order to select companies with candidates in a development stage comparable to that of Zelrix, which was entering a Phase III trial for the treatment of acute migraine. Specifically:
•	All 12 companies had at least one drug candidate in a Phase IIb or later stage of clinical development;

•	Of the 12 companies, four had at lease one ongoing development program focused on treatments for acute migraine attacks which is the same target indication as Zelrix;

•	Of the 12 companies, seven had one or more development programs focused on diseases of the central nervous system, including schizophrenia and Parkinson’s disease which is the same target as the Company’s NP201 and NP202 drug candidates; and

Jeffrey P. Riedler
Securities and Exchange Commission
July 15, 2010

•	The comparable companies had between one and six candidates in clinical development.
We hope the foregoing have been responsive to the Staff’s comments. As discussed with Mr. Pitko, the Company and the underwriters are currently preparing to begin the road show for the offering on July 21, 2010 and print preliminary prospectuses no later than July 20, 2010. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.
If you have any questions, or require any additional information, please feel free to contact me at (215) 963-5025 or James McKenzie at (215) 963-5134.
Very truly yours,
/s/ Michael N. Peterson
Michael N. Peterson

cc:	James W. McKenzie, Jr. Jane H. Hollingsworth Suzanne M. Hanlon, Esq. Bryan J. Pitko

APPENDIX A
On July 14, 2010, we and the underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The mid-point of the price range is $15.00 per share. In comparison, our estimate of the fair value of our common stock was $1.92 per share as of July 8, 2008. This estimate of fair value as of July 8, 2008 was based on an independent third party valuation report received by us. We note that, as we believe is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value. Rather, it was determined based upon discussions between us and the underwriters. Among the factors that were considered in setting this range were prevailing market conditions and the prospects for our company and the industry in which we operate. Specifically, we believe that the increase in the fair value of our common stock since July 8, 2008 is primarily the result of the following factors:
•	The continued development of Zelrix since July 2008, including:
•	the initiation and subsequent successful completion of a pivotal Phase III clinical trial in July 2009;

•	the completion of enrollment of patients and, through June 30, 2010, treatment of over 6,250 migraines in two ongoing open label Phase III long-term safety trials;

•	the commencement of two additional pharmacokinetic trials, which were initiated in December 2009 and February 2010;

•	the July 2010 notification by the FDA that the skin sensitization data we are collecting during our two Phase III safety trials has the potential to be sufficient for product labeling, subject to review by the FDA as part of the NDA for Zelrix, without the need to conduct a separate skin sensitization study;
•	our execution of the equipment funding agreement with LTS on June 1, 2010, whereby LTS began the purchasing, development and construction of the equipment necessary to produce our commercial supply of Zelrix; and

•	our recent determination that we believe we will submit an NDA for Zelrix in the fourth quarter of 2010.
•	The advancement of our NP201 product candidate since July 2008, including:
•	the completion of a proof of concept study in a well-accepted animal model for Parkinson’s disease;

•	our execution of a license agreement with SurModics Pharmaceuticals, Inc., on September 23, 2009, whereby we received an exclusive worldwide license to certain of Surmodics intellectual property;

•	the completion of a pre-IND meeting with the FDA in the first quarter of 2010; and

•	our recent determination that we believe we will submit an IND for NP201 in the first half of 2011.
•	The advancement of our NP202 product candidate, including:
•	the commencement of the development of prototype products for NP202;

•	the commencement of pre-IND activities for NP202; and

•	our recent determination that we believe we will submit an IND for NP202 in 2012.
•	We believe that when the independent third party valuation was performed in July 2008, general market conditions (both private and public) were extremely negative. We believe that the markets have demonstrated a significant improvement. Notably, the AMEX Biotechnology Index has increased by approximately 36% from July 8, 2008 through July 14, 2010.

•	We also believe that it is reasonable to expect that the completion of this offering will result in a significant increase in liquidity and stockholders’ ability to sell shares of our common stock in the public markets. In addition, upon the closing of this offering, the preferred stock currently outstanding will automatically convert into shares of common stock and, as a result, the common stock will not be subject to any preferred preferences, rights or protections upon closing.